Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

In connection with the Annual Report of Denison Mines Corp. (the “Company”) on Form 40-F for the period ended December 31, 2012, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned certifies, pursuant to 18 U.S.C. 1350, and SEC Rule 13a-14(b), that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2013

By:	/s/ David D. Cates	By:	/s/ Ron F. Hochstein
Name: David D. Cates		Name: Ron F. Hochstein
Title: VP Finance, Tax and CFO		Title: President and CEO